VINCI

Rueil january 10, 2006

06010437

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

SEC MAIL PROCESSING RECEIVED JAN 2 3 2006 WASH, D.C. 162 SECTION

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Jean-yves Le Brouster appointed Chairman and CEO of Vinci Energies ;
- Vinci completes its withdrawal from Mexican airport operations ;
- Vinci wins two contracts in Vietnam worth Euros 88 million ;
- Reorganisation of Vinci management.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
JAN 2 5 2006
THOMSON
FINANCIAL

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00

VINCI

Rueil-Malmaison, 21 December, 2005

Press release

Jean-Yves Le Brouster appointed Chairman and CEO of VINCI Energies

Jean-Yves Le Brouster, CEO of VINCI Energies since June 2005, has been appointed Chairman and CEO.

A graduate of the National Engineering School in Brest, Jean-Yves le Brouster has spent his entire career in the company that is known today as VINCI Energies. After joining the company as Branch Manager in Boulogne-sur-Mer and Amiens in 1978, he was promoted Regional Manager for Nord-Picardie-Champagne-Ardennes in 1985 and appointed Deputy CEO of GTIE in 1992, which became VINCI Energies in 2003. In 1996, he was appointed Chairman and CEO of Fournié Grospaud in Toulouse before joining Santerne, where he was Chairman and CEO until 2002, when he was appointed Chief Operating Officer of VINCI Energies.

Number one in France and a leading player in Europe in Energy and Information technologies, VINCI Energies generated net sales of €3.3 billion in 2004, of which nearly 30% was outside France. VINCI Energies employs 27,000 people through a network of 700 companies in more than 20 countries.

Press contact: Virginie Christnacht
Tel. : 33 1 47 16 39 56
Fax. : 33 1 47 16 33 88
E-mail : vchristnacht@vinci.com

VINCI

Rueil-Malmaison, 21 December 2005

Press release

VINCI completes its withdrawal from Mexican airport operations

VINCI has just sold its holding in SETA, which manages 13 airports in the north-east of Mexico.

The 34.25% holding has been sold to ICA, the leading Mexican construction group, which is already a shareholder in SETA, for a total price of nearly $38 million.

This disposal marks VINCI's complete withdrawal from airport management in Mexico, following the sale in 2004 of its holding in ITA, which manages airports in the south of Mexico.

Press contact: Virginie Christnacht
Tel.: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail : vchristnacht@vinci.com

Rueil-Malmaison, 27 December 2005

Press release

VINCI wins two contracts in Vietnam worth €88 million

VINCI, through VINCI Construction Grands Projets, has just signed a contract worth **$72 million (€61 million)** to build the new headquarters of Vietnam's national television broadcaster in downtown Hanoi. The 33,000 m^2 five-level building will house around fifteen studios. Carried out in partnership with Japanese company Sumitomo Mitsui, work will begin in late December 2005 and last 28 months.

VINCI Construction Grands Projets also signed at the same time a **€27 million** civil engineering contract to build a thermal plant that will supply the southern part of Vietnam. The combined gas cycle plant will be built in Camau. It will produce 720 megawatts and its capacity will likely be doubled subsequently. Work will last 26 months and 41,000 m^3 of concrete and 3,300 tons of steel will be used.

As part of this project, VINCI Construction Grands Projets had signed a first **€9 million** contract to consolidate the water-logged land over an area covering 9 hectares. This zone will host the thermal plant and is to be treated with the so-called "Vacuum" atmospheric consolidation technique developed by Ménard Soltraitement, a Freyssinet (VINCI Construction) subsidiary.

Winning these contracts has revived the Group's activity in Vietnam where it has already built major infrastructure projects. They include, in particular, the construction of the Phu My deep-water port (south-east of Ho Chi Minh City), the Heineken brewery in Ha Tay (Hanoi region) and various plants in Saigon, the Ha Tay province and Ho Chi Minh City. The Group has also built vacation resorts in Hanoï and Hai Phong.

About VINCI

World leader in concessions, construction and related services, VINCI operates in over 80 countries and has a network of 2,500 profit centres, which carry out 250,000 projects every year. As market leader in all construction, concessions, roadworks and electrical engineering business lines, VINCI has 130,000 employees worldwide (including 73,000 in France) and generated net sales of €19.5 billion and net income of €731 million in 2004.

Press contact: Karima Ouadia
Tel.: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com

Rueil-Malmaison, 9 January 2006

Press release

Reorganisation of VINCI management

Following its meeting on 9 January, VINCI's Board of Directors, chaired by Antoine Zacharias, confirmed the measures announced last June regarding the reorganisation of the company's management from early 2006.

Antoine Zacharias, previously Chairman and CEO, becomes Chairman of the Board. Xavier Huillard is co-opted onto the Board and appointed CEO.

As proposed by the Chairman, the Board has reorganised its work and the various committees formed to carry out that work. The changes aim to take into account the group's new dimension following the upcoming integration of ASF and to guarantee continuity in its operation and corporate strategy.

To that end, the Board has appointed Antoine Zacharias Chairman of two newly created committees: the Strategy and Investment Committee and the Appointments Committee.

These two posts, together with that of Chairman of the Board of Directors, will enable him to give Xavier Huillard, CEO, the maximum support in the operation of the Group as regards corporate strategy and the appointment of senior managers.

This new organisation demonstrates the Board's desire to maintain the successful strategy of recent years. The Board paid tribute to the outstanding efforts led by Antoine Zacharias as Chairman and CEO of the company since 1997 and is pleased that, within the new context, he will continue to play a key role in VINCI's future.

Xavier Huillard
Xavier Huillard was born on 27 June 1954. An alumnus of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées, he has spent his entire career in the construction sector following a brief period in the civil service, firstly in a local Public Works and Planning Department and then in the Ministry for Infrastructure's Department of International Business.
Having joined SGE in 1996 as Director of International Business at SOGEA, Xavier Huillard became Chairman of that company in 1997. Appointed Chairman of VINCI Construction in 2000, he crafted the merger of the construction businesses of GTM and SGE within VINCI. In 2002, he was appointed Senior Executive Vice President of VINCI and became Chairman of VINCI Energies, stimulating its growth in Europe.

Press contact

Virginie Christnacht
Tél. 01 47 16 39 56
Fax. 01 41 16 33 88
E-mail : vchristnacht@vinci.com

Karima Ouadia
Tél. 01 47 16 31 82
Fax. 01 47 16 33 88
E-mail : kouadia@vinci.com